December 3, 2015

VIA EDGAR
Mr. Ethan Horowitz, Branch Chief, Office of Natural Resources
Ms. Sandy Eisen
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    ConAgra Foods, Inc.
Form 10-K for the fiscal year ended May 31, 2015 (“Form 10-K”)
Filed July 17, 2015
File No. 001-07275

Dear Ms. Eisen:

This letter sets forth the response of ConAgra Foods, Inc. (“we” or the “Company”) to the Staff's additional comment letter dated November 20, 2015 on the above referenced Form 10-K. We have also included each comment along with our responses to aid in the review process.

Form 10-K for Fiscal Year Ended May 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Liquidity and Capital Resources, page 28
Sources of Liquidity and Capital, page 28

1.
Your response to prior comment 1 refers to the statement in your Form 10-K that management believes that existing sources of liquidity will be sufficient to meet your working capital needs, planned capital expenditures, and payment of anticipated dividends for at least the next twelve months. However, it does not appear that you have provided sufficient detail to enable a financial statement user to understand your basis for this statement. Please revise your disclosure to provide additional detail addressing your ability to meet upcoming cash requirements over both the short and long term. Refer to section VI of SEC Release No. 33-8350.

Response:

In order to clarify our disclosures in this regard, we propose to add the following additional verbiage to the Liquidity and Capital Resources section of MD&A in future filings. This language would be in addition to the language we included in our prior comment letter response and in our most recently filed Form 10-Q (as set forth below):

“We expect to generate significant cash flows from operations in fiscal 2016, and we have access to the $1.5 billion revolving credit facility, our commercial paper program, and the capital markets. We believe we have access to additional bank loan facilities, if needed. We also expect to receive approximately $2.7 billion in proceeds from the sale of the Private Brands business prior to the end of fiscal 2016.

Although we have not finalized plans for our future capital structure, management believes the aforementioned sources of liquidity will be adequate to meet required debt repayments, planned capital expenditures, working capital needs, and payment of anticipated quarterly dividends for the foreseeable future.”

Previously included language in our prior response and most recently filed Form 10-Q:

“Although a significant amount of our senior debt will mature during fiscal 2016, and over the next several years, we expect to maintain or have access to sufficient liquidity to either retire or refinance such debt, as market conditions warrant, from operating cash flows, our commercial paper program, proceeds from any divestitures, access to capital markets and our revolving credit facility.”

Notes to Consolidated Financial Statements
Note 7 - Investments in Joint Ventures, page 58

2.
Your response to prior comment 5 states that the contribution of your milling operations to the Ardent Mills joint venture was a strategic shift that will have a major impact on your operations and financial results. Please provide us with a detailed analysis supporting your conclusion that the disposal of your grain milling operation meets the requirements for discontinued operations presentation pursuant to ASU 2014-08.

Response:

In accordance with ASU No. 2015-08, management determined that the disposal of a controlling interest in the flour milling operations constituted a strategic shift that had a major impact on our operations and financial results. The milling operations were the last of the purely commodity-based operations of the Company. The entire line of business was contributed to the Ardent Mills joint venture. The net sales and operating profit of the milling operations were $1.86 billion, and $235 million, respectively, in fiscal 2014 (the last year for which the results were presented in continuing operations). This represented 10.5% and 18% of the company’s net sales and operating profit, respectively, during fiscal 2014. Management of the Company determined that the disposal of a controlling interest of this entire line of business represented a strategic shift and the cited financial statement amounts to be of sufficient magnitude to constitute a “major impact” on the Company’s operations and financial results.

***

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We continue to be willing to discuss with you any comments the staff may have. Please contact me at 402-240-4686 with questions or comments on this response letter.

Very truly yours,

/s/ John Gehring

John Gehring
Executive Vice President, Chief Financial Officer

cc: Colleen Batcheler, Executive Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.
Rob Wise, Senior Vice President, Controller, ConAgra Foods, Inc.